# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BBB Foods Inc, CIK 0001978954
CUSIP: G0896C103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: AV. PDTE. MASARYK 8, POLANCO V SECC, MIG, Mexico City, Mexico (O5), 11560
Date of event which requires filing of this statement: 01/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001536411

## Reporting persons
- Duquesne Family Office LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,109,202; sole dispositive power 0; shared dispositive power 3,109,202; aggregate amount beneficially owned 3,109,202 (5% of the class)
- Stanley F. Druckenmiller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,109,202; sole dispositive power 0; shared dispositive power 3,109,202; aggregate amount beneficially owned 3,109,202 (5% of the class)

## Item 1. Issuer
Name of issuer: BBB Foods Inc
Address of issuer's principal executive offices: AV. PDTE. MASARYK 8, POLANCO V SECC, MIG, Mexico City, Mexico, 11560

## Item 2. Person Filing
Name of person filing: This statement is filed by (i) Duquesne Family Office LLC and (ii) Stanley Druckenmiller.
Address of principal business office or, if none, residence: The address of the principal business office of each of Duquesne Family Office LLC and Stanley Druckenmiller is 40 West 57th Street, 25th Floor New York, New York, 10019.
Citizenship: Duquesne Family Office LLC is a Delaware limited liability company. Mr. Druckenmiller is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See cover page
Percent of class: See cover page
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See cover page
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See cover page

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Duquesne Family Office LLC: /s/ Stanley Druckenmiller, Stanley Druckenmiller/Chairman and CEO (01/28/2026)
- Stanley F. Druckenmiller: /s/ Stanley Druckenmiller, Stanley Druckenmiller/Chairman and CEO (01/28/2026)